www.linkedin.com/in/thomas-malcolm-07813a19 (LinkedIn)

Top Skills

Vaccines

Vector

Technical Operations

Publications

Factors controlling chromatin organization and nucleosome positioning for establishment and maintenance of HIV latency.

Mitogen-responsive expression of RhoB is regulated by RNA stability

Specific interaction of TFII-I with an upstream element on the HIV-1 LTR regulates induction of latent provirus

Induction of chromosomally integrated HIV-1 LTR requires RBF-2 (USF/TFII-I) and RAS/MAPK signaling

Organization and expression of the Cyr61 gene in normal human fibroblasts.

Thomas Malcolm

Company Founder - CSIO (Founder) at CaraVan Biologix and COO/ CSO (Founder) at Kermode Biotechnologies
Jersey City, New Jersey, United States

Summary

Executive officer who is highly dedicated and motivated to develop novel biotechnologies to improve the lives of patients.

Over 20 years of experience in the life sciences.

A natural acuity for linking science, intellectual property/licensing and commercial business into fortified and successful endeavors.

Critical thinking and integrity-driven professional with a deep understanding of shareholder value and loyalty.

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Experience

Kermode Biotechnologies

6 years 2 months

Chief Executive Officer
January 2025 - Present (8 months)
Denver, Colorado, United States

Chief Operating Officer (Founder)
July 2019 - January 2025 (5 years 7 months)
Denver, Colorado, United States

www.kermodebio.com

At Kermode Biotechnologies, we are dedicated to pioneering solutions in animal health, with a focus on combating the African Swine Fever Virus (ASFV). Founded on the principles of innovation and scientific excellence, our team is developing novel vaccines that leverages unique protein antigen subunits to elicit strong immune responses in swine. With roots in both New York and Shenzhen, we bridge the gap between cutting-edge research and practical applications. Our mission is to safeguard global swine populations, enhance food security, and support farmers worldwide. Through relentless pursuit of groundbreaking research, Kermode Biotechnologies stands at the forefront of animal disease prevention, transforming challenges into opportunities for a healthier future.

Summit Impact Partners
General Partner
October 2024 - Present (11 months)
Denver Metropolitan Area

At Summit Impact Partners, we invest in visionary entrepreneurs shaping the future. Focused on real estate, biotech, and technology, we provide capital, strategic guidance, and a global network to help startups scale and succeed. Our mission is to drive innovation and create lasting impact across high-growth industries.

Hippocrates Opportunity Fund
Biotech Advisor
September 2024 - Present (1 year)
New York, New York, United States

HOF is a venture fund dedicated to nurturing pre-seed, seed and Series A investments in the Biotechnology sector.

Gylden Pharma
US Board Member
March 2023 - Present (2 years 6 months)
Doylestown, Pennsylvania, United States

www.emergexvaccines.com

Emergex, a clinical-stage, privately held biotechnology company headquartered in Oxfordshire, Abingdon, UK, with R&D facilities in Milton Park, UK, an operating subsidiary in Doylestown, Pennsylvania, and GMP manufacturing facility in Fremont, CA, USA. Emergex is pioneering the development a range of 100% synthetic CD8+ T cell-priming immune set-point candidates designed to harness the body's natural cellular immune response to destroy pathogen-infected cells and to provide broad and robust immune protection for some of the world's most urgent infectious diseases.

CaraVan Biologix
5 years 4 months

Chief Scientific and Innovations Officer (Founder)
September 2021 - Present (4 years)
Princeton, New Jersey, United States

Chief Executive Officer (Founder)
May 2020 - September 2021 (1 year 5 months)
Princeton, New Jersey, United States

www.caravanbio.com

At Caravan Biologix, our focus is on leveraging the Mini-CAR technology to address critical human diseases. Our therapeutic platform provides a versatile foundation for developing nearly unlimited differentials of Mini-CAR that can be tailored to treat different human diseases, demonstrating our dedication to advancing healthcare on multiple fronts.

Ferghana Partners
Scientific Advisor
June 2019 - Present (6 years 3 months)
New York, New York, United States

www.ferghanapartners.com

Ferghana is a leading, "content strong" investment banking firm servicing the Life Sciences sector; specializing in the healthcare and specialty chemicals sectors. The company consistently meets and exceeds its clients' high expectations.

Excision BioTherapeutics
Chief Executive Officer & Chief Scientific Officer (Founder)
November 2014 - June 2019 (4 years 8 months)
Philadelphia, Pennsylvania, United States

Biomark Diagnostics Inc
Chief Scientific Officer
February 2015 - July 2018 (3 years 6 months)
Vancouver, British Columbia, Canada

Criterion BioScience
Chief Executive Officer & President
July 2012 - March 2015 (2 years 9 months)
New York, NY

Siemens Healthineers
Senior Biochemist
2011 - 2012 (1 year)
Tarrytown, New York, United States

Icahn School of Medicine at Mount Sinai
Postdoctoral Researcher
February 2009 - April 2010 (1 year 3 months)
New York, United States

Memorial Sloan Kettering Cancer Center
Post-Doctoral Fellow
July 2008 - December 2008 (6 months)
New York, NY

The University of British Columbia
Laboratory Technician
2000 - 2002 (2 years)
Vancouver, Canada Area

University of Victoria
Laboratory Technician
1998 - 1999 (1 year)
Victoria, Canada

Education

The University of British Columbia
Ph.D., Biochemistry & Molecular Biology · (2002 - 2007)

University of Victoria
Bachelor of Science (B.Sc.), Biochemistry and Microbiology · (1996 - 1999)